UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Virtu Financial, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

928254101
(CUSIP Number)

Christina Choo Soo Shen Director, Legal & Regulatory Temasek International Pte. Ltd. 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 Telephone: +65 6828 6795
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 928254101	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,330,503
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,330,503
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,330,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)
Based on 90,457,379 shares of Class A Common Stock, par value $0.00001 per share (“Class A Shares”), reported by Virtu Financial, Inc. as outstanding as of August 10, 2017, in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2017.

SCHEDULE 13D
CUSIP No. 928254101	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Fullerton Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,317,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,317,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,317,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Based on 90,457,379 Class A Shares reported by Virtu Financial, Inc. as outstanding as of August 10, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

SCHEDULE 13D
CUSIP No. 928254101	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Havelock Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,317,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,317,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,317,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 90,457,379 Class A Shares reported by Virtu Financial, Inc. as outstanding as of August 10, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

SCHEDULE 13D
CUSIP No. 928254101	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,012,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,012,821
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Based on 90,457,379 Class A Shares reported by Virtu Financial, Inc. as outstanding as of August 10, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

SCHEDULE 13D
CUSIP No. 928254101	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,012,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,012,821
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Based on 90,457,379 Class A Shares reported by Virtu Financial, Inc. as outstanding as of August 10, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

SCHEDULE 13D
CUSIP No. 928254101	Page 7 of 10 Pages

1		NAME OF REPORTING PERSONS Aranda Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,012,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,012,821
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 90,457,379 Class A Shares reported by Virtu Financial, Inc. as outstanding as of August 10, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

This Amendment No. 1 amends the statement on Schedule 13D (the “Original Schedule 13D” and, as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission on July 31, 2017, by Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd, Havelock Fund Investments Pte Ltd, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd and Aranda Investments Pte. Ltd. relating to the Class A common stock, par value $0.00001 per share (the “Class A Shares”), of Virtu Financial, Inc., a Delaware corporation (the “Issuer”).

The following amendments to Items 4, 5 and 7 of the Schedule 13D are hereby made:

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the adding the following text immediately after the second paragraph of Item 4:

Pursuant to the Temasek Investment Agreement, on August 10, 2017, the Issuer issued to Aranda 1,666,666 Class A Shares at a purchase price of $15.60 per Class A Share at the Second Closing (as described in the Original Schedule 13D).

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) Based on the most recent information available, the aggregate number and percentage of the Class A Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 90,457,379 Class A Shares reported by the Issuer as outstanding as of August 10, 2017, in its Current Report on Form 8-K filed with the SEC on July 20, 2017.

Temasek, through its ownership of Fullerton and Temasek Capital, may be deemed to share voting and dispositive power over the Class A Shares beneficially owned or deemed to be beneficially owned by Fullerton, Havelock, Temasek Capital, Seletar and Aranda.

Fullerton, through its ownership of Havelock, may be deemed to share voting and dispositive power over the 12,317,682 Class A Shares beneficially owned or deemed to be beneficially owned by Havelock.

Havelock is the direct beneficial owner of 12,317,682 Class A Shares.

Temasek Capital, through its ownership of Seletar, may be deemed to share voting and dispositive power over the 8,012,821 Class A Shares beneficially owned or deemed to be beneficially owned by Seletar and Aranda.

Seletar, through its ownership of Aranda, may be deemed to share voting and dispositive power over the 8,012,821 Class A Shares beneficially owned or deemed to be beneficially owned by Aranda.

Aranda is the direct beneficial owner of 8,012,821 Class A Shares.

The numbers of Class A Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Except as described in Item 3 and Item 4, the Reporting Persons have not engaged in any transactions in the Class A Shares during the sixty days prior to the obligation to file this Schedule 13D. To the best knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons listed in Schedules I through VI hereto in the Class A Shares during the past sixty days.

(d) To the best knowledge of the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Class A Shares held by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

ITEM 7	Material to be Filed as Exhibits

The following is filed as an exhibit to the Schedule 13D:

Exhibit No.	Description

99.1
Joint Filing Agreement, dated as of July 31, 2017, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed with the Original Schedule 13D)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2017

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name:	Christina Choo
Title:	Authorised Signatory

FULLERTON FUND INVESTMENTS PTE LTD

By:	/s/ Cheong Kok Tim
Name:	Cheong Kok Tim
Title:	Director

HAVELOCK FUND INVESTMENTS PTE LTD

By:	/s/ Lim Siew Lee Sherlyn
Name:	Lim Siew Lee Sherlyn
Title:	Director

TEMASEK CAPITAL (PRIVATE) LIMITED

By:	/s/ Cheong Kok Tim
Name:	Cheong Kok Tim
Title:	Director

SELETAR INVESTMENTS PTE LTD

By:	/s/ Tabitha Sum Wei Ching
Name:	Tabitha Sum Wei Ching
Title:	Director

ARANDA INVESTMENTS PTE. LTD.

By:	/s/ Tabitha Sum Wei Ching
Name:	Tabitha Sum Wei Ching
Title:	Director